To [name]:

As you know, we have determined that certain Progress Software options you hold were granted with a below-market exercise price, and that to the extent that these options vested after December 31, 2004 or may vest in the future, they may be subject to taxation as nonqualified deferred compensation under Section 409A of the U.S. Internal Revenue Code.

As previously announced, we have commenced a tender offer to amend the affected options to increase the exercise price to the fair market value of our common stock on the corrected measurement date. Based on current IRS proposals, we believe that if you accept the offer to amend, this amendment will prevent any adverse tax consequences under Section 409A associated with past or future vesting of these options. In order to compensate for the higher exercise price, the holder of each amended option will also be eligible to receive a cash payment equal to the increase in the aggregate exercise price.

We have provided to eligible option holders, and have also filed with the SEC, a formal Offer to Amend, a related Letter of Transmittal and other documents describing the tender offer in detail. You should read these tender offer documents carefully because they contain important information about the tender offer. You can obtain the tender offer documents and other related documents filed with the Commission for free at the Commission’s web site (www.sec.gov) or at no cost from us.

We have also engaged Ernst & Young LLP to conduct a series of presentations for affected employees. We will be holding webinars for affected employees late in the week of January 1, 2007 and again early during the week of January 8, 2007.

We will also send you another communication in early January 2007 that provides the amount of and scheduled payment dates for your cash payments (assuming you elect to amend all affected options). The payment dates will depend on the vesting schedules of the amended options.

Your Affected Options

Set forth below is a list of the options that you hold, listed by option number and grant date, that may be subject to Section 409A. The table includes for each option the total number of shares originally granted, the original exercise price and the exercise price as proposed to be amended, the number of shares subject to each option that are subject to 409A and therefore are eligible for amendment under the tender offer, and the aggregate amount of the cash bonus you will receive if you accept the offer to amend.

Number of
Shares
		Number			Constituting
		of Shares	Original	Amended	an Eligible	Cash
Option Number	Grant Date	Granted	Exercise Price	Exercise Price	Option	Bonus

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